

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re:** **Pluralsight, Inc.**
> **Preliminary Proxy Statement**
> **Filed on February 4, 2021 by Eminence Capital, LP and Ricky C. Sandler**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed on February 9, 2021 by Eminence Capital, LP and Ricky C. Sandler**
> **File No. 001-38498**

Dear Mr. Klein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. Please revise your proxy statement to include the disclosure required under Item 23(b) of Schedule 14A.

Cover Letter

2. We note your reference to the complaint filed against the company. Please include a background section in your proxy statement describing the history (if any) between Eminence and the company leading up to your solicitation.

Proposal 1: Merger Agreement Proposal

3.   Please provide us supplemental support for the statements referring to Akaris Global Partners.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- Your belief that "…Pluralsight is poised to enter a period of sustained accelerated growth" and that "…that Pluralsight has significant room to grow with an immediate total addressable market of $42 billion and 102 million potential global users... the global eLearning market that is over $300 billion."

- That "[t]he selected company analysis used by Qatalyst described in the Company's Proxy Statement and relied upon by Qatalyst to deliver the Qatalyst Fairness Opinion uses the <u>wrong</u> comparable companies" (emphasis added).

5.   With a view toward revised disclosure, please provide us supplemental support for the statement that the company "acknowledged the inadequacy of the original Transaction Committee."

6.   With a view toward revised disclosure, please provide us supplemental support for the statement that "…the Company's own advisors acknowledge the true economic value of the Tax Receivable Agreement was only approximately $130 million."

7.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- That the Company chose to issue forward quarter billings guidance for the first time in its history "[conveniently]."

- That such forward earnings guidance was "misleading."

8.   With a view toward revised disclosure, please provide us supplemental support for the statement that the UFCF multiple range and discount rate range used by Qatalyst in its DCF analysis are different from what "…most comparable public companies today trade at…" and "[a]t least one major sell-side analyst uses…," respectively.

9.   You state, in the last paragraph on page 5, that "[i]n light of the above, among other reasons…," you recommend that shareholders vote against the merger proposal. Please explain what you mean by "among other reasons."

Questions and Answers About the Proxy Materials and Special Meeting

How do I vote my shares?, page 8

10.   We note that you do not provide instructions on the proxy card for shareholders to "…give instructions to your broker, bank, dealer, trust company or other nominee to vote AGAINST the Merger Proposals" despite your statement to that effect. Please revise or advise.

Where can I find additional information concerning Pluralsight and the Merger?, page 10

11.   Please publish your solicitation filings on a website other than Edgar.

Form of Proxy Card

12.   Please revise the form of proxy card to state how you will vote unmarked proxy cards.

Soliciting Materials

13.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement on slide 13 that "[t]he threat of a $400mm payout effectively deterred all potential bidders (other than Vista)."

14.   We note your statement on slide 15 that "[a]n acquisition by Vista would allow Skonnard to continue to run Pluralsight and to roll his equity post-transaction (as is common in PE transactions) PLUS get new incentives." Please provide us support for your disclosure. We note that the company's proxy statement has disclosure contrary to your statements.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions